Turning Point Brands, Inc.
5201 Interchange Way
Louisville, KY 40229

July 17, 2017

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Justin Dobbie

RE : Turning Point Brands, Inc. Registration Statement on Form S-3 (File No. 333-219114)

Dear Mr. Dobbie:

Reference is made to the Registration Statement on Form S-3 (No. 333-219114) of Turning Point Brands, Inc., a Delaware corporation (the “Company”), initially filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2017 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 3:00 p.m. Eastern Time on July 20, 2017, or as soon as practicable thereafter or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Commission.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank, Tweed, Hadley & McCloy LLP, by calling Brett Nadritch at (212) 530-5301.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Turning Point Brands, Inc.

By:	/s/ Mark A. Stegeman
Name:	Mark A. Stegeman
Title:	Senior Vice President and Chief Financial and Accounting Officer